Exhibit 99.1

PowerBank Highlights High-Functioning Projects Across Independent Power Producer Portfolio

Geddes, US1, and VC1 Projects Producing Power as Operating IPP Assets

Toronto, Ontario, June 22, 2026 — PowerBank Corporation (NASDAQ: PBK) (Cboe CA: PBK) (FSE: 103) a leader in independent energy development and asset ownership in North America, is pleased to share that the Geddes, US1, and VC1 projects (the “Projects”), three independently owned power projects in New York State totaling to approximately 4.48 MW, are all functioning well going into the summer months. The Projects are included in the 100 MW of energy capacity PowerBank has already built and are operational examples of the future of its 1 GW+ development.

The Geddes project is enrolled in NYSERDA’s NY-Sun program as a Community Solar project. As a Community Solar project, Geddes benefits from participation in New York’s Value of Distributed Energy Resources compensation mechanism, regulated by the New York Public Service Commission. VDER eligibility lasts for a minimum of 25 years of operations. For 2026, it is estimated that the Geddes project will benefit from an average VDER rate of $0.1103 per kilowatt-hour of solar energy exported to the grid, based on NYSERDA’s VDER Calculator.

The US1 project has offtake secured by a 25-year Power Purchase Agreement with the Village of Union Springs, New York, and provides power to the Village through net metering. The VC1 project has offtake secured by a 25-year Power Purchase Agreement with the Village of Cazenovia, New York and provides power to the Village through net metering.

PowerBank will ensure a proactive approach to operations, with regular preventive maintenance throughout the term, and timely vegetation management to prevent panel shading and preserve site access. Real-time monitoring will ensure rapid identification and resolution of corrective workflows. PowerBank employees regularly visit these assets to meet with contractors and provide further oversight of operations.

This operational expertise and development pipeline positions the Company to help meet the surging electricity demand reshaping North American power markets. As artificial intelligence and digital infrastructure push electricity needs to record levels. Goldman Sachs Research is projecting that global data center power demand will rise as much as 175% by 20301, and McKinsey estimates that data centers could consume nearly 12% of all U.S. electricity by the end of the decade2. Distributed solar assets like the Projects deliver exactly the kind of fast-to-deploy power generation that can come online without waiting years for grid interconnection.

There are several risks associated with the continued operation of the Projects. The Projects are dependent on grid infrastructure that can have unexpected utility curtailments, preventing a project from exporting its full generated capacity to the grid. Additional risks include reduced capacity due to extreme weather events, shortage of trained operations and maintenance (O&M) technicians that can delay routine preventative upkeep and critical system repairs, and degradation of solar panels over time.

Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the Projects and statements made in this press release.

About PowerBank Corporation

PowerBank Corporation is a vertically integrated and independent North American energy company helping to power the digital economy. The Company develops, builds, owns, and operates solar and battery energy storage systems that deliver reliable, resilient, and behind-the-meter power to the electricity grid, commercial and industrial clients, and municipal and residential off-takers. As AI and digital infrastructure drive unprecedented electricity demand, PowerBank is uniquely positioned to deliver the speed, scale, and energy independence that the next generation of power consumers requires, without waiting years for grid interconnection. The Company has a potential development pipeline of over one gigawatt and has developed energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

Notes

[1]: https://www.goldmansachs.com/insights/goldman-sachs-research/data-center-power-demand-the-6-ps-driving-growth-and-constraints

[2]: https://www.mckinsey.com/featured-insights/week-in-charts/ais-power-binge

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this press release; the expected revenues from the Projects; the expected savings for local residents; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward- Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward- looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation